

Mail Stop 4631

April 12, 2010

Mr. James O. McKenna
Chief Financial Officer
Forward Industries, Inc.
1801 Green Rd., Suite E
Pompano Beach, FL 33064

> **RE:** **Form 10-K for the year ended September 30, 2009**
> **Form 10-Q for the period ended December 31, 2009**
> **File No. 0-6669**

Dear Mr. McKenna:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief